Agreement

This Agreement made and entered into this 30 day of DECEMBER, 2008.

By and between Indigo-Energy, Inc., hereinafter "Indigo" of 701 North Green Valley Parkway, Suite 200, Henderson, Nevada 89074, and

Dannic Energy Corporation, 134 Mill Run Drive, Indiana, Pennsylvania 15701, hereinafter "Dannic".

Whereas, Dannic is the operator of certain wells in which Indigo has an interest; and

Whereas, Indigo has not paid for all well interest; and

Whereas, Dannic has not yet released all proceeds from the gas wells to Indigo; and

Whereas, Indigo desires to make payment in full for its obligations for the interest in various wells; and

Whereas, Dannic is willing and able to distribute the proceeds from certain gas wells as though Indigo had paid for the wells in full.

NOW THEREFORE, WITNESS THE DUE EXECUTION HEREOF, INTENDING TO BE LEGALLY BOUND HEREBY, the parties agree as follows:

1. Indigo currently owes Dannic $381,823.67 to pay for the remaining interests in the gas wells known as Grape #1, Grape #3, Grape #4, Magagnotti #1, and Magagnotti #2, hereinafter "Wells".

2. Dannic is currently holding $180,186.34 in revenues from the Wells for production through October, 2008.

3. The parties had previously executed Drilling and Operating Agreement dated July, 2006.

4. The parties agree that the Drilling and Operating Agreement is in full force and effect.

5. Dannic will continue to tend the Wells in a responsible manner in accordance with Dannic's field practices.

6. The parties acknowledge that Indigo has a 60% working interest and 48.75% net royalty interest in the Wells.

7. Upon execution of this Agreement by Indigo, Indigo shall pay to Dannic the $381,823.67 and Dannic shall pay to Indigo $180,186.34.

8. Indigo shall have the right to obtain information from Gas Analytical in order to determine whether Indigo is being paid the appropriate royalty.

9. Indigo shall have the right to request an audit once a year for any royalties paid to Indigo within that one year period. In the event that an audit is requested, such audit shall be at the expense of Indigo, unless there is a variance of at least 10% between what was paid and what should have been paid. In no event shall Indigo be permitted to request an audit for the Wells more than once a year unless the prior audit showed a variance of more than 10%.

10. Dannic shall make appropriate assignments for Well interests to Indigo on or before January 30, 2009.

11. Dannic shall pay to Indigo royalties in accordance with Dannic's normal payment schedule, which is within thirty days of the receipt of payment.

12. Dannic is not aware of any environmental problems for any of the Wells. When the interest in the Wells are assigned to Indigo by Dannic they shall be free and clear. Dannic expressly excludes any warranty of title to the leases or the Wells except by, through and under Dannic.

13. This Agreement shall interpreted in accordance with the laws of the Commonwealth of Pennsylvania and exclusive venue and jurisdiction shall be in the Court of Common Pleas of Indiana County, Pennsylvania.

14. This Agreement cannot be amended except by writing executed by both parties.

15. This Agreement shall be binding on the parties hereto their heirs, successors, administrators and assigns.

IN WITNESS WHEREOF THE PARTIES EXECUTE THIS AGREEMENT INTENDING TO BE LEGALLY BOUND HEREBY, this __________ day and _________ 2008.

Dannic Energy Corporation

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Daniel Sinclair

Indigo Energy, Inc.

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Stanley L. Teeple, CFO
Stanley L. Teeple, CFO